February 23, 2022

Division of Corporate Finance

Office of Technology

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Himalaya Technologies, Inc.
Amendment 1 to Form 10-12G
Filed January 24, 2022
File No. 000-55282

Gentlemen

This is in response to the comment letter dated February 14, 2022. We are filing an Amended Form 10-12G in response to your comments. Please refer the filing.

In response to your comments please see the following:

Comment 1. We have updated the disclosure to clearly describe Kannab Corp and The Agrarian Group. Please see Amended Form 10 filed..

Comment 2. The Company has only one wholly owned subsidiary, Kannab Corp. GenBio and The Agrarian Group are investments as the Company does not have controlling interest. Please see Amended Form 10 filed.

Comment 3. The Company has disclosed that Kannab Corp does not the flower in any research and development. The beverage is not derived from any cannabis ingredients. Please see Amended Form 10 filed.

Comment 4. Any reference to any onging relationship with OTC Watch has been deleted as transaction has been canceled. Please see Amended Form 10 filed.

Comment 5. The Company has added disclosures relating to the voting rights of the preferred shares of stock. Please see Amended Form 10 filed.

Comment 6. Disclosures have been added to expand to answer comments regarding valuation. Please see Amended Form 10 filed.

Comment 7. The Company has corrected the disclosure regarding the authorized classes of the preferred stock. Please see Amended Form 10 filed.

Comment 8. The Company has expanded its disclosure regarding the voting rights and the total votes for the outstanding shres of preferred stock. Please see Amended Form 10 filed.

Please refer to the amended Form10-12G that has been filed to see the changes.

Sincerely,

/s/ Vik Grover

Vik Grover

Chief Executive Officer

Himalaya Technologies Inc